FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2007

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

Suite 1640-1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1. Interim Consolidated Financial Statements for the Nine Months Ended February 28, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 8 May, 2007

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

These financial statements have not been reviewed by the Company’s auditors.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (UNAUDITED – PREPARED BY MANAGEMENT)

		February 28	May 31
		2007 - $ -	2006 - $ -
		Unaudited	Audited

A S S E T S

CURRENT ASSETS
Cash		1,189,008	2,680,999
Cash committed for mineral exploration		1,789,744	845,027
Amounts receivable		30,469	60,994
Marketable securities (Note 2)		39,335	42,335
Due from related parties (Note 5)		250,919	71,451
Prepaid expenses and deposits		87,264	143,170
		3,386,739	3,843,976

CAPITAL ASSETS (Note 3)		56,371	62,551

MINERAL INTERESTS (Note 4)		7,996,652	5,561,034

		11,439,762	9,467,561

L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable		258,790	131,966

FUTURE INCOME TAXES		418,000	418,000

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)		16,443,576	14,439,872

CONTRIBUTED SURPLUS (Note 9)		584,021	536,365

SHARE SUBSCRIPTIONS RECEIVABLE		-	(49,000)

DEFICIT		(7,519,464)	(6,009,642)

		9,508,133	8,917,595

MINORITY SHAREHOLDERS INTEREST (Note 11)		1,254,839	-

		11,439,762	9,467,561

APPROVED BY THE DIRECTORS

Signed:	“Seamus Young”

Signed:	“Judith Mazvihwa”

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended February 28		Nine Months Ended February 28
	2007 - $ -	2006 - $ -	2007 - $ -	2006 - $ -

EXPENSES
Amortization	3,285	3,417	9,737	9,681
Business development	35,114	24,719	146,171	79,868
Investor relations	14,132	4,258	58,297	24,003
Dilution loss on share issuances	16,803	-	715,300	-
Management fees (Note 5)	33,000	12,500	63,000	27,500
Office and miscellaneous	57,857	7,770	130,398	36,542
Property investigation	(6,716)	-	-	-
Professional fees	76,473	13,662	225,408	43,424
Salaries and benefits	25,261	26,097	139,739	65,176
Stock-based compensation	86,084	346,007	116,912	485,103
Transfer agent and filing fees	18,980	21,791	28,417	30,961
Interest Income	(23,349)	-	(65,341)	-
Gain on disposal	(4,546)	(23,600)	(4,546)	(34,070)
Non-Controlling Interest	(53,670)	-	(53,670)	-

	278,708	436,621	1,509,822	768,188

NET LOSS FOR PERIOD	(278,708)	(436,621)	(1,509,822)	(768,188)

DEFICIT, BEGINNING OF PERIOD	(7,240,756)	(6,153,553)	(6,009,642)	(5,821,986)

DEFICIT, END OF PERIOD	7,519,464	(6,590,174)	(7,519,464)	(6,590,174)

NET LOSS PER SHARE	(0.005)	(0.009)	(0.026)	(0.019)

WEIGHTED AVERAGE SHARES OUTSTANDING	62,529,877	46,288,010	58,763,152	40,476,004

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended		Nine Months Ended
	February 28		February 28
	2007 - $ -	2006 - $ -	2007 - $ -	2006 - $ -

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the period	(278,708)	(436,621)	(1,509,822)	(768,188)
Amortization	3,285	3,417	9,737	9,681
Gain on disposal of Marketable Securities	(4,546)	(23,600)	(4,546)	(34,070)
Loss on share issuances	16,803	-	715,300	-
Stock-based compensation	86,084	346,007	116,912	485,103

Changes in non-cash working capital
Amounts receivable	28,660	79,771	30,525	(3,396)
Due from related parties	(158,425)	5,103	(179,468)	(108,157)
Accounts payable	91,748	(11,491)	76,029	(5,225)
Prepaid expenses and deposits	(27,764)	(8,708)	55,906	(11,601)
Marketable securities	-	-	-	(13,000)
Net cash used in operating activities	(242,863)	(46,122)	(689,427)	(448,853)

INVESTING ACTIVITIES
Capital assets	(3,557)	(3,800)	(3,557)	(5,437)
Proceeds on sale of Marketable securities	7,546	29,000	7,546	46,870
Mineral interests	(552,837)	(51,311)	(2,296,618)	(1,138,556)
Net cash used in investing activities	(548,848)	(26,111)	(2,292,629)	(1,097,123)

FINANCING ACTIVITIES
Share capital issued	1,841,720	3,275,607	1,856,720	4,076,963
Share subscriptions received	44,000	-	49,000	-
Minority shareholders	(1,440)	-	529,062	-
Net cash provided by financing activities	1,884,280	3,275,607	2,434,782	4,076,963

INCREASE (DECREASE) IN CASH	1,092,569	3,203,374	(547,274)	2,530,987

CASH, BEGINNING OF PERIOD	1,886,183	712,044	3,526,026	1,384,431

CASH, END OF PERIOD	2,978,752	3,915,418	2,978,752	3,915,418

SUPPLEMENTAL CASH FLOW INFORMATION

Cash transactions
Interest paid on debt	-	-	-	-
Income tax paid	-	-	-	-

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing to generate profitable operations in the future. The Company has working capital of $3,127,949 and an accumulated deficit of $7,519,464 as at February 28, 2007. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended May 31, 2006. However, certain disclosures required for annual financial statements have not been included. Accordingly, these un-audited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended May 31, 2006.

b)

Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions have been eliminated upon consolidation.

	c)	Cash and Cash Equivalents The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

d)

Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at February 28, 2007, the fair market value of the securities held was $118,790 (May 31, 2006 - $87,275).

e)

Loss Per Share

Basic and diluted net income (loss) per share is computed by dividing the net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). The Company applies the treasury stock method in calculating diluted “loss per share”. Diluted “loss per share” excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

g)

Use of Estimates

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

h)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the year when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

i)	Property and Equipment Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:
	Office and field equipment	20%
	Computer equipment	30%
	Vehicle	30%
	Software	50%
	In the year of acquisition, amortization is recorded at one-half the above rates.
j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

k)

Stock-Based Compensation

The Company applies the fair value method to stock-based compensation. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
l)

Stock Issuance Costs

During the previous year, the Company changed its accounting policy to account for share issuance costs as an offset to consideration received for share capital issued. Accordingly the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the share capital and opening deficit by the same amount. This change in accounting policy was also applied to the respective comparative quarterly reporting.

m)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

n)

The Company's financial instruments consist of cash, marketable securities, prepaid and other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The company is not party to any derivative instruments.

3.	CAPITAL ASSETS
				February 28 2007	May 31 2006
			Accumulated	Net Book	Net Book
		Cost	Amortization	Value	Value
		- $ -	- $ -	- $ -	- $ -

	Computer equipment	18,236	(13,179)	5,057	6,525
	Computer software	2,327	(1,781)	546	873
	Crew house option	10,000	-	10,000	10,000
	Field equipment	26,073	(8,101)	17,972	21,144
	Office furniture and equipment	17,521	(6,192)	11,329	9,213
	Vehicle	35,525	(24,058)	11,467	14,796
		109,682	(53,311)	56,371	62,551

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS
	A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

			February	Current	May 31,
			28, 2007	expenditures	2006
			- $ -	- $ -	- $ -
	a)	Copper Hill, Ontario
		Acquisition costs	545,303	7,811	537,492
		Exploration expenditures:
		Accommodation & Meals	245,729	22,691	223,038
		Amortization	24,213	-	24,213
		Assays	263,627	42,529	221,098
		Drafting	91,148	65	91,083
		Drilling	1,086,549	-	1,086,549
		Geochemical	32,703	32,703	-
		Geo wages & misc.	1,055,090	15,651	1,039,439
		Geophysics	156,787	-	156,787
		License fees	30,205	1,822	28,383
		Line cutting	97,521	-	97,521
		Supervision	16,950	6,750	10,200
		Supplies & misc.	153,322	4,039	149,283
		Support wages	230,223	-	230,223
		Surveys	183,275	54,572	128,703
		Travel & vehicle	250,199	3,082	247,117
		Recoveries	(112,500)	-	(112,500)
			3,805,041	183,904	3,621,137
		Total Copper Hill, Ontario	4,350,344	191,715	4,158,629

	b)	Nor, Yukon
		Acquisition costs	284,080	121,938	162,142
		Exploration expenditures:
		Accommodation & Meals	251,063	131,758	119,305
		Assays	48,464	28,121	20,343
		Diamond Drilling	467,478	467,478	-
		Drafting	7,740	1,061	6,679
		Fuel	188,794	166,865	21,929
		Geo wages & misc.	239,779	111,007	128,772
		Geophysics	161,832	-	161,832
		Helicopter	1,068,944	636,549	432,395
		License fees	7,180	620	6,560
		Line Cutting	109,794	-	109,794
		Supervision	55,305	23,613	31,692
		Supplies & misc.	82,309	33,072	49,237
		Support wages	133,382	89,161	44,221
		Surveys	86,568	-	86,568
		Travel & vehicle	48,698	22,115	26,583
		METC receivable	(16,368)	-	(16,368)
			2,940,962	1,711,420	1,229,542
		Total Nor Property, Yukon	3,225,042	1,833,358	1,391,684

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)
			February	Current	May 31,
			28, 2007	expenditures	2006
			- $ -	- $ -	- $ -

	c)	Carswell, Saskatchewan
		Acquisition costs	-	-	-
		Exploration expenditures:
		Drafting	1,250	1,250	-
		Geo wages & misc.	506	506	500
		Supervision	11,000	6,750	4,250
		Recoveries	(4,750)	-	(4,750)
			8,006	8,006	-
		Total Carswell, Saskatchewan	8,006	8,006	-

	d)	Bear River, B.C.
		Acquisition costs	7,889	2,520	5,369
		Exploration expenditures:
		Assay	326	-	326
		License and recording fees	7,796	3,994	3,802
		Supervision	5,000	4,000	1,000
		Supplies & misc.	224	-	224
			13,346	7,994	5,352
		Total Bear River, British Columbia	21,235	10,514	10,721

	e)	U Claims, Yukon
		Acquisition costs	80,000	80,000	-
		Exploration expenditures:
		Accommodation & Meals	375	375	-
		Assay	2,641	2,641	-
		Drafting	248	248	-
		Fuel	2,985	2,985	-
		Geo wages & misc.	9,520	9,520	-
		Geophysics	2,882	2,882	-
		Helicopter	7,000	7,000	-
		License and recording fee	3,465	3,465	-
		Supervision	3,000	3,000	-
			32,116	32,116	-
		Total U Claims, Yukon	112,116	112,116	-

	f)	White River Copper , Yukon
		Acquisition costs	43,000	43,000	-
		Exploration expenditures:
		Drafting	255	255	-
		Fuel	695	695	-
		Helicopter	3,690	3,690	-
		Supervision	3,313	3,313	-
		Supplies & misc.	513	513
			8,466	8,466
		Total White River Copper, Yukon	51,466	51,466	-

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)
			February	Current	May 31,
			28, 2007	expenditures	2006
			- $ -	- $ -	- $ -
	g)	Turn River, Yukon
		Acquisition costs	228,443	228,443	-
		Total Turn River Project, Yukon	228,443	228,443	-

			7,996,652	2,435,618	5,561,034

	a)	Copper Hill, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 848 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During fiscal 2005, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the year, the Company re-staked various other claims.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	a)	Copper Hill, Ontario (Continued)

(vi)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

	b)	Nor Property, Yukon

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

		(i)	$7,500 paid within 5 days of agreement (paid);
		(ii)	a further $20,000 paid on June 1, 2005 (paid);
		(iii)	a further $30,000 paid on December 1, 2005 (paid);
		(iv)	a further $40,000 to be paid on December 1, 2006 (paid);
		(v)	a further $50,000 to be paid on December 1, 2007; and
		(vi)	a further $60,000 to be paid on December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

		(i)	200,000 shares issued in December, 2004 (issued);
		(ii)	a further 200,000 shares issued on December 1, 2005 (issued);
		(iii)	a further 200,000 shares to be issued on December 1, 2006 (issued);
		(iv)	a further 200,000 shares to be issued on December 1, 2007; and
		(v)	a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.
During the fiscal 2005 and 2006, the Company staked an additional 236 claims, to bring the total number of claims to 448. These claims are subject to the same NSR terms as the option agreement claims.

	c)	Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

		(i)	$25,000 paid on or before March 19, 2005 (received);
		(ii)	100,000 shares issued on or before March 19, 2005 (received);
		(iii)	50,000 shares to be issued on or before March 14, 2006 (received);
		(iv)	50,000 shares to be issued on or before March 14, 2007 (received);
		(v)	$25,000 to be expended on exploration before March 14, 2006 (expended);

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	c)	Carswell, Saskatchewan (Continued)

		(vi)	a further $25,000 to be expended on exploration before March 14, 2007;
		(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and
		(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

	(d)	Bear River, British Columbia
The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

	(e)	U Claims, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 90 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $260,000 cash consideration and issue a total of 750,000 shares and incur $500,000 of exploration work as follows:

  Cash consideration:

		(i)	$30,000 paid within 5 days of agreement (paid);
		(ii)	a further $30,000 to be paid on August 1, 2007;
		(iii)	a further $40,000 to be paid on August 1, 2008;
		(iv)	a further $50,000 to be paid on August 1, 2009;
		(v)	a further $50,000 to be paid on August 1, 2010; and
		(vi)	a further $60,000 to be paid on August 1, 2011.

If at any time the shares of the Company trade, for 10 days, at $1.50 or more, all-further cash payments will    be reduced by 50%; and if at any time the shares of the Company trade, for 10 days, at $3.00 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

		(i)	200,000 shares to be issued on December 7, 2006 (issued);
		(ii)	a further 150,000 shares to be issued on August 1, 2007;
		(iii)	a further 100,000 shares to be issued on August 1, 2008;
		(iv)	a further 100,000 shares to be issued on August 1, 2009;
		(v)	a further 100,000 shares to be issued on August 1, 2010; and
		(vi)	a further 100,000 shares to be issued on August 1, 2011.

If at any time the shares of the Company trade, for 10 days, at $3.00 or more, all further share consideration will be reduced by 50%.

Work commitment:

A total of $500,000 in expenditures must be incurred on the Property at any time during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

	(f)	White River Copper, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 32 mineral claims in the Whitehorse Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $160,000 cash consideration and issue a total of 600,000 shares and incur $500,000 of exploration work as follows:

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	(f)	White River Copper, Yukon (Continued)

Cash consideration:

		(i)	$10,000 to be paid in April 2007;
		(ii)	a further $20,000 to be paid on April 1, 2008;
		(iii)	a further $25,000 to be paid on April 1, 2009;
		(iv)	a further $30,000 to be paid on April 1, 20010;
		(v)	a further $35,000 to be paid on April 1, 2011; and
		(vi)	a further $40,000 to be paid on April 1, 2012.

Share consideration:

		(i)	100,000 shares to be issued in April, 2007;
		(ii)	a further 100,000 shares to be issued on April 1, 2008;
		(iii)	a further 100,000 shares to be issued on April 1, 2009;
		(iv)	a further 100,000 shares to be issued on April 1, 2010;
		(v)	a further 100,000 shares to be issued on April 1, 2011; and
		(vi)	a further 100,000 shares to be issued on April 1, 2012.

If at any time after December 19, 2007 the shares of the Company trade, for 10 consecutive days:

		(i)	at $1.50 per share or more, all further cash payments will be reduced by 50% and/or
		(ii)	at $3.00 per share or more,:
		-	all further cash payments will be reduced to nil; and
		-	all further share issuances will be reduced by 50%.

	g)	Turn River, Yukon

During February 2007 the Company and a company related by certain common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,245 claims, covering 46,941 hectares, which includes twelve distinct project areas.

5.	RELATED PARTY TRANSACTIONS AND BALANCES

	(a)	The Company paid (received) the following amounts to related parties at their exchange amounts:
			February 28 2007 - $ -	February 28 2006 - $ -

		Management fees paid to director’s and officers	18,000	-

		Management fees paid to a company controlled by a director	45,000	27,500

		Property supervision fees paid to a company controlled by a director	48,676	32,142

		Gowganda, Ontario lease option payments to a relative of a director	18,000	18,000

		Rent reimbursement received from a company with common officers and directors (included in office and miscellaneous)	(28,213)	(16,490)

		The Company incurred certain charges from a company controlled by a director. These charges have been recorded as exploration expenses and general and administration costs	237,869	-

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

5.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

		February 28 2007 - $ -	May 31 2006 - $ -

	All of the following amounts, due to the Company, are unsecured, non-interest bearing and due on demand

	(b) Amount due from a director	-	6,697

	(c) Amount due from a company controlled by a director to provide management and other services	133,653	-

	(d) Amount due from a company controlled by a director	83,523	40,779

	(e) Amount due from a company with common officers and directors for reimbursement of shared office costs and other expenditures. All repaid subsequent to the quarter.	33,743	23,975

		250,919	71,451

6.	SHARE CAPITAL

	Authorized

	100,000,000 common shares without par value

	Issued and outstanding
		# of shares	- $ -

	Balance, May 31, 2005 (as restated)	35,345,256	10,971,353

	Issued during fiscal 2006 for:

	Cash
	Flow-through private placement	3,610,000	902,500
	Non-flow-through private placement	11,200,000	2,240,000
	Stock options exercised	1,483,156	261,131
	Warrants exercised	4,159,452	863,309
	Share subscriptions receivable pursuant to shares issued for option and warrants exercised	-	44,000
	Mineral property option payments	200,000	36,000
	Finders’ fees	852,470	170,494
	Fair value of stock options exercised transferred from contributed surplus	-	154,398
	Flow-through shares renunciation	-	(958,536)
	Share issuance costs	-	(244,777)

	Balance, May 31, 2006	56,850,334	14,439,872

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL (Continued)

		# of shares	- $ -

	Balance, May 31, 2006	56,850,334	14,439,872

	Issued

	Cash
	Flow-through private placement	6,754,083	1,789,832
	Stock options exercised	550,000	122,500
	Warrants exercised	20,000	5,000
	Mineral property option payments	400,000	106,000
	Finders’ fees	143,420	38,006
	Fair value of stock options exercised transferred from contributed surplus	-	40,984
	Share issuance costs	-	(98,618)

	Balance, February 28, 2007	64,717,837	16,443,576

(a)

In December 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consisted of one flow-through share and one-quarter warrant entitling the holder to purchase one non-flow-through common share at a price of $0.365 per share expiring on December 22, 2007.

Share issuance costs included a $40,612 cash finder’s fee; issue of 143,420 units (same terms as the units issued, except non-flow-through shares) as a finder’s fee. A due diligence fee of $20,000 was paid and 641,558 agents warrants issued to purchase non-flow through shares at $0.365 per share expiring December 22, 2007.

(b)	In the current period 550,000 options were exercised and 550,000 shares were issued at prices ranging from $0.20 to $0.25 per share.

(c)	In the current period 20,000 warrants were exercised and 20,000 shares were issued at $0.20 per share.

For the Year ending May 31, 2006

(a)

In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(b)

In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL (Continued)

For the Year ending May 31, 2006 (Continued)

(c)

In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d) The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

7.	STOCK OPTIONS

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

During the period, 350,000 stock options were granted and vested and 187,500 previously granted, vested. The fair value of incentive stock options granted and fully vested during the period was $58,980 and was recognized as compensation expense in the current period and recorded in equity as contributed surplus relating to stock options granted.

The fair value of options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

Interest rate range	4.37% - 3.22%
Term of options	2 years
Volatility range	82% - 103%

At February 28, 2007 the following stock options were outstanding

Number of	Exercise price	Expiry date
Options	$

246,525	0.20	May 19, 2007
87,593	0.25	August 3, 2007
500,000	0.25	July 8, 2007
100,000	0.25	September 18, 2008
500,000	0.45	August 15, 2007
500,000	0.60	August 15, 2007
1,000,000	0.45	January 30, 2008
250,000	0.50	March 3, 2008
550,000	0.50	April 18, 2008
250,000	0.45	July 5, 2008

3,984,118

Included in the above are 334,118 stock options that have warrants attached, with the same expiry dates as the options, exercisable for an additional common share at exercise prices ranging from $0.50 up to $0.80.

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

8.	SHARE PURCHASE WARRANTS

	At February 28, 2007 the following share purchase warrants were outstanding

	Number of	Exercise price	Expiry date
	Warrants	$

	424,297	0.25	February 1, 2008
	1,180,000	0.30	December 29, 2007
	4,653,125	0.30	February 1, 2008
	2,365,934	0.365	December 22, 2007
	1,250,000	0.50	August 3, 2007
	95,000	0.50	August 7, 2007
	1,682,329	0.75	April 12, 2007
	11,147	0.75	May 19, 2007
	3,104,681	0.80	April 12, 2007
	988,475	0.80	May 19, 2007

	15,754,988

9.	CONTRIBUTED SURPLUS

			February 28	May 31
			2007 - $ -	2006 - $ -
	Balance, beginning of period		536,365	369,899
	Fair value of stock options granted		112,236	379,429
	Fair value of stock options cancelled/forfeited		(23,596)	(58,565)
	Fair value of stock options exercised transferred to share capital		(40,984)	(154,398)
	Balance, end of period		584,021	536,365

10.	COMMITMENTS

(a)

During the previous financial year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $4,129 per month rent. A total of 50% of the lease minimum payments are charged to a second public company on a month to month basis.

11.	MINORITY SHAREHOLDERS INTEREST

During November/December, 2006 the subsidiary, Golden Harp Resources Inc. (GHR), issued in a private placement 3,726,250 non-flow-through units at $0.10 and 1,582,500 flow-through units at $0.15 raising gross proceeds of $610,000. Each non-flow-through unit consisted of one non-flow-through common share and share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008. Each flow-through unit consisted of one flow-through share and one-half warrant entitling the holder to purchase one non-flow-through common share at a price of $0.25 per share expiring on November 15, 2008.

The above share transactions resulted in reduction of the Company’s proportionate interest in GHR from 100% to 65.32%. Accordingly, recognition of the 34.68% interest of minority shareholders in GHR as follows:

Assets of GHR at November 30, 2006	3,831,131
Less: Liabilities	212,571

Net Assets	$3,618,560

The minority interest of shareholders in the Net Assets of GHR 34.68%	$1,254,839

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED FEBRUARY 28, 2007 (UNAUDITED – PREPARED BY MANAGEMENT)

12.	FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the presentation of interim financial information.  Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2006.

13.	SUBSEQUENT EVENTS

Subsequent to February 28, 2007 the Company entered into the following transactions:

(a) The Company issued 100,000 shares at a price of $0.33 pursuant to the White River property option commitment.

(b) The Company issued 574,976 shares pursuant to stock options exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $115,366.

(c) The Company issued 548,078 shares pursuant to warrants exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $137,063.

(d) The Company issued 600,000 Stock options, exercisable at $0.38 per share for two years.

(e) The Company issued 574,976 Warrants as agents options were exercised, exercisable at prices ranging from $0.50 to $0.80 expiring April 12, 2007 and August 3, 2007.

14.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

INTERNATIONAL KRL RESOURCES CORP.

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE NINE MONTHS ENDED FEBRUARY 28, 2007

DESCRIPTION OF BUSINESS

The following management discussion and analysis, of the consolidated financial position of International KRL Resources Corp. (“Company”) and its subsidiary Golden Harp Resources Inc. (“Golden Harp”) and the results of operations prepared as of April 23, 2007. International KRL Resources Corp. was incorporated in the Province of British Columbia and is extra-provincially registered in the Province of Ontario.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. It is engaged in the acquisition, exploration and development of mineral properties in Ontario, Saskatchewan, British Columbia, and the Yukon.  The Company is currently focusing its exploration activities for base and precious metals on its Nor Property in the Yukon Territory, Bear River Property in British Columbia, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The Copper Hill Property has been transferred to International KRL’s subsidiary.

FINANCIAL SUMMARY

During the period, the Company raised cash in the amount of $1,856,720 from private placements and the exercise of warrants and options.  An amount of $2,296,618 was spent on mineral interests’ acquisition and exploration expenditures. Administration expenses amounted to $1,509,822 including Stock-based compensation of $116,912. There was a loss of $715,300 due to the change in ownership of the subsidiary.

RESULTS OF OPERATIONS

Net loss in the current period was $1,509,822 compared to $768,188 in the prior year reflecting an increase of $741,634. The costs relate to the Company’s subsidiary incurring seed capital to finance its activities as well as increased legal fees for establishing itself in the marketplace. Other increased costs relate to additional efforts to provide greater administrative support to management’s ongoing efforts to seek new properties, monitor exploration activities and increase shareholder value. Significant line item changes were as follows:

•

Loss on share issuances of $715,300 is related to Golden Harp Resources Inc. as described above.

•

Professional fees increased by $181,984 due to an increase in contracts pertaining to the spin off of Golden Harp Resources Inc., current audit fees of Golden Harp Resources Inc, and an under provision of costs relating to the previous years auditor’s fees.

•

Stock-based compensation decreased by $368,191 due to lesser compensation awarded.

•

Administration salaries increased by $74,563 and Investor Relations expense increased by $34,294 due to an increase in staff and salary increases to attract experienced and qualified personnel.

•

Office and miscellaneous increased by $93,856 due to the new premises acquired and related expenses to accommodate the growth in staff and related costs.

•

Business development expenses increased by $66,303 mainly due to increased travel and convention expenses due to management’s efforts to raise the profile of the Company.

SUMMARY OF QUARTERLY RESULTS

(Restated – See Note 2 (l) to the interim consolidated financial statements for the six months ended February 28, 2007)

	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005
Net income (loss)	(278,708)	(1,004,619)	(226,495)	580,532	(436,621)	(97,597)	(233,970)	(322,651)
Net income (loss) per share (Basic and diluted)	(0.005)	(0.018)	(0.004)	0.013	(0.009)	(0.003)	(0.006)	(0.013)

For each of the above periods, the Company had no revenue, except for financial year-end 2006, where a tax recovery changed the loss to income. Net loss (before extraordinary item) was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

LIQUIDITY

At February 28, 2007, the Company had working capital totaling $3,127,949.  These funds should be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a reduced exploration program.  Nonetheless, as the company has no income producing properties, it will continue to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $689,427, net cash used in investing activities was $2,292,629, and cash provided by financing activities was $2,434,782. This resulted in a net decrease in cash of $547,274 from the Company’s cash position at May 31, 2006.

CHANGES IN FINANCIAL POSITION

Significant changes in the Company’s financial position are as follows:

The increase in mineral interests of $2,435,618 reflects exploration expenditures and acquisition costs of $1,833,358 incurred at the Nor Property in the Yukon, with the balance attributable to exploration expenditures on the other properties.

The increase in share capital of $2,003,704 was due to private placement financings and the exercise of warrants and options, details of which are listed in Note 6 accompanying the interim financial statements.

The increase in contributed surplus of $47,656 represents the value of stock options granted during the period totaling $112,236 less $3,076 fair value options cancelled, less $20,520 value of options forfeited and less $40,984 fair value of stock options exercised.  Details are outlined in Note 9 accompanying the interim financial statements.

RELATED PARTY TRANSACTIONS

Related party transactions are described in Note 5 accompanying the interim financial statements. Additional details are as follows:

International KRL Resources Corp. pays a company controlled by the President of the Company, Seamus Young, $5,000 per month for management and consulting services in relation to the evaluation, acquisition, maintenance and exploration of International KRL Resources Corp.’s mineral properties plus a per diem for supervision time spent at the properties ($3,676 for the period); and $5,000 per month for general office administration services including financing, liaison with professionals, continuous disclosure and general office functions. An amount of $83,523 (2006-$40,779) was due by the company.

The Company incurred certain charges from a company controlled by a director. These charges $237,869 has been recorded as exploration expenses and general and administration costs. An amount of $133,653 was due from the company to provide management and other services.

Logan Resources Ltd. is a resource exploration company that has 4 common directors with the Company, including the President of both companies, Seamus Young. Amounts owing by Logan Resources Ltd. $33,743 (2006-$23,975) represent amounts billed under a cost sharing arrangement with the Company for office space and administrative services. Subsequent to the quarter the debt was repaid.

MINERAL PROPERTIES

Copper Hill Property, Ontario - Gold

The Subsidiary’s Copper Hill property is located in the Gowganda Area of Northern Ontario, and consists of 848 claim units or approximately 17,000 hectares covering 56 sq. miles in the prolific Abitibi Greenstone Belt. Exploration to date has identified four known gold zones and one copper zone. Numerous exploration targets are identified on the property, which warrant follow-up. Ownership details are listed in note 4(a)(i) to the 2006 annual financial statements.

Bear River Property, BC - Gold

The Company's Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units, 100% owned mineral claims (subject to NSR's) covering an area of 775 hectares (1,918 acres). Exploration to date has identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration. The Company is seeking a strategic partnership to take advantage of this cycle and accelerate is exploration prospects here.

Nor Property, Yukon - Copper/Gold/Uranium

The Nor IOCG (iron oxide-copper-gold) property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 395 km north of Dawson City, Yukon Territory. The Company extended its claim block from 236 claims (48 sq. km) to 448 claims covering approximately 94 sq. km (23,127 acres/9,363 hectares). The property was expanded to secure additional areas of interest and the geophysical expression of the Wernecke Breccia. This property bears striking geological, geochemical and geophysical similarities to the Olympic Dam IOCG type deposit in Australia.

International KRL acquired the right to earn a 100%-interest subject to a 2% NSR by an option agreement signed in October 2004.  The terms of the option are detailed in note 4(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of the property.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located in the uranium-rich Athabasca Basin. The Company’s  claims, in the Cluff Lake Structure, also known as the Carswell Dome, are flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past producing Cluff Lake Mine. The claims cover 2,416 hectares (5,970 acres). The Company granted an option to ESO Uranium Corp. (previously known as Essendon Solutions Inc.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property (see note 4(c) in the 2006 annual financial statements).

U Claims Uranium Project, Yukon

The U Claims are located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory. The property consists of 90 mineral claims covering 4,647 acres (1,881 hectares). International KRL acquired the right to earn a 100%-interest, subject to a 2% NSR, by an option agreement dated August 1, 2006. The terms of the option are detailed in note 4(e) to the financial statements.

White River Copper Property, Yukon – Copper

During the quarter, the Company was granted the option to earn a 100%-interest, subject to a 2% NSR, in 32 mineral claims located in the Whitehorse Mining District of the Yukon Territory. The White River Copper property covers 1,652 acres (669 hectares). The terms of the property option agreement are detailed in note 4(b) in the financial statements.

Turn River Property, Yukon - Uranium

International KRL and Logan Resources Ltd. acquired by staking a large land package with very prospective uranium potential in the Cassiar Plateau. The land package consists of 2,245 claims, covering 46,941 hectares and includes twelve distinct project areas. International KRL Resources Corp. has a 50% interest in the property.

MINERAL EXPLORATION ACTIVITY

COPPER HILL PROPERTY

Spin-Off Plan for Copper Hill Property

As reported in the last quarter, International KRL is seeking regulatory approval for the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis.

The proposed plan of reorganization will be implemented in several stages. The first stage involved the transfer of the Copper Hill Project to the Company’s subsidiary (the “Subsidiary”) in exchange for shares of the Subsidiary. International KRL will then distribute the shares of the Subsidiary, by way of a return of share capital, to the shareholders of International KRL on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

Implementation of the plan is subject to regulatory approval by the TSX Venture Exchange, approval of the Supreme Court of British Columbia to reduce the stated share capital of International KRL, the Subsidiary obtaining Reporting Issuer status in British Columbia, Ontario and Alberta and the listing of the Subsidiary’s shares on either the TSX Venture Exchange or the CNQ Exchange.

This spin-off plan was undertaken to improve access to capital, minimize dilution and accelerate the exploration opportunities associated with the project as International KRL focuses its efforts and resources on its mineral properties located in the Yukon Territory. Shareholders will benefit by retaining ownership of both companies’ projects while improving access to capital for the extensive exploration programs required for the Nor, U, White River Copper, and Copper Hill.

Golden Harp Resources Inc. – Background

Golden Harp Resources Inc. (GHR) was incorporated in May 2006 as a subsidiary of the Company for the purpose of “spinning -off” to the Company’s shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the “Copper Hill Property”).

The Return of Capital Shares were issued to the Company on May 31, 2006 when 10,000,000 GHR shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Claims at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the “GHR IPO”) early 2007 and list its shares on the TSX Venture Exchange. There can be no assurance that that such listing will be completed or that the GHR IPO will be completed.

The majority of International KRL Resources Corp. shareholders voted in favor of the distribution of shares of Golden Harp Resources Inc. at International KRL’s Annual General Meeting held November 29, 2006.

CARSWELL PROPERTY, SASKATCHEWAN - URANIUM

ESO Planning a Diamond Drill Program on International KRL’s Carswell Property

During the quarter, ESO Uranium Corp. (ESO) advised International KRL that ESO is planning to initiate a diamond drill program on International KRL’s Carswell property in 2007. The program will follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The proposed expenditures from this program will fulfill ESO’s property expenditure obligations under the option agreement with International KRL. This will enable the two companies to pursue a Joint Venture agreement. In addition, ESO advised that they have engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will include coverage of International KRL’s claim.

BEAR RIVER PROJECT, BRITISH COLUMBIA

Exploration to date identified gold and silver mineralization in epithermal quartz veins and gold with massive sulphides in altered volcanics. However, there has been minimal activity on this property during the last two quarters. With improving markets and exploration conditions in BC, the area is undergoing extensive exploration.

The Company is seeking a strategic partnership to take advantage of the current metal market and accelerate its exploration efforts on the Bear River project.

NOR PROPERTY

Results from Rock-Sampling Program -Grab Sample Assayed 4.8% Uranium

During the quarter, the Company received the assay results from a rock-sampling program conducted on the Nor project. Two samples were sent for 35-element ICP analysis at Acme Analytical Labs in Vancouver. Sample #1 assayed greater than >0.20% U3O8 and exceeded the upper detection limit for the ICP analysis. Sample #1 was re-assayed and returned an assay value of 4.8% uranium.

Sample #2 assayed 0.045% U3O8 (452.4 ppm). Both Samples #1 and 2 were taken from outcrop and are coincident with the geochemical anomaly at the contact of the Fairchild Group rocks and the Wernecke Breccia, which is known for its uranium potential throughout the Yukon.

2007 Diamond Drill Program

International KRL Resources secured a diamond drill contract for the 2007 Nor drill program. The drill company has extensive experience, suitable equipment for the helicopter supported drill program and experienced crews. The Company intends to drill its priority uranium targets, which remain untested, as well as follow up on the copper mineralization intersected in four of the nine diamond drill holes completed during 2006.

U Claims Uranium Project, Yukon

The Company completed an expanded soil geochemistry program in late September 2006. The results of this program are pending. International KRL plans to start evaluating the property’s mineral potential this exploration season.

WHITE RIVER COPPER PROPERTY

White River Copper Property MMI Soil Sampling Program

International KRL Resources Corp. plans to verify the historical data collected from trenches and surface showings. The program will involve the Company’s VP of Exploration verifying the location of the historic diamond drill hole and Induced Polarization (IP) anomalies.  The information generated from the historic exploration programs will then be evaluated and followed up with modern exploration techniques.

TURN RIVER PROPERTY

Turn River Property, Yukon - Uranium

International KRL Resources Corp. and Logan Resources Ltd. plan an aggressive exploration program on this property for the 2007 field season. The exploration program will include prospecting, geological mapping, geochemistry sampling, and radiometric surveying.

SUBSEQUENT EVENTS

Subsequent to February 28, 2007 the Company entered into the following transactions:

(a)

The Company issued 100,000 shares at a price of $0.33 pursuant to the White River property option commitment.

(b)

The Company issued 574,976 shares pursuant to stock options exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $115,366.

(c)

The Company issued 548,078 shares pursuant to warrants exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $137,063.

(d)

The Company issued 600,000 Stock options, exercisable at $0.38 per share for two years.

(e)

The Company issued 574,976 Warrants as agents options were exercised, exercisable at prices ranging from $0.50 to $0.80 expiring April 12, 2007 and August 3, 2007.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.krl.net and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and the US Securities & Exchange Commission Website: www.sec.gov

THIS MANAGEMENT DISCUSSION MAY CONTAIN FORWARD LOOKING STATEMENTS BASED ON ASSUMPTIONS AND JUDGMENTS OF MANAGEMENT REGARDING EVENTS OR RESULTS THAT MAY PROVE TO BE INACCURATE AS A RESULT OF EXPLORATION OR OTHER RISK FACTORS BEYOND ITS CONTROL. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE EXPECTED RESULTS.

INTERNATIONAL KRL RESOURCES CORP.

1640-1066 West Hastings Street

Oceanic Plaza, Box 12543

VANCOUVER

BRITISH COLUMBIA, V6E 3X1

TEL: (604) 689-0299, FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, BC

Mike Muzylowski, Vancouver, BC

Clifford H. Frame, Toronto, Ontario

Judith T. Mazvihwa, Vancouver, BC

F. Charles Vickers, Jr., Dallas, Texas

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Michael W. Hibbitts, VP Exploration

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver

BC, V6Z 2M1

4.

AUDITORS

Manning Elliott LLP

Chartered Accountants

11th Floor

1050 West Pender Street

Vancouver

BC, V6E 3S7

5.

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

4th Floor

510 Burrard Street

Vancouver

BC, V6C 3B9

6.

TRADE SYMBOL

IRK- TSX-Venture

IRKLF-PK (USA)

CUSIP# 45972T 105

Form 52-109F2 - Certification of Interim Filings

I, Seamus Young, CEO, of International KRL Resources Corp., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the interim period ending February 28, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

April 27, 2007

 “Seamus Young”
_____________________________________
Seamus Young
CEO, President

Form 52-109F2 - Certification of Interim Filings

I, Judith T. Mazvihwa, CFO, of International KRL Resources Corp., hereby certify that:

5.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of International KRL Resources Corp., (the issuer) for the interim period ending February 28, 2007;

6.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

8.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

April 27, 2007

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa
CFO